HARVARD BIOSCIENCE INC.
84 October Hill Road
Holliston, Massachusetts 01746-1371

December 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Margaret Sawicki

Re:	Harvard Bioscience Inc.
Registration Statement on Form S-3
Filed December 6, 2024
File No. 333-283637

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Harvard Bioscience Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-283637) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on Friday, December 27, 2024 at 4:30 p.m. (Eastern Time), or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to Daniel Woodard, Esq. of McDermott Will & Emery LLP at (212) 547-5553.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

HARVARD BIOSCIENCE INC.

By:	/s/ James Green
	Name:	James Green
	Title:	Chief Executive Officer

cc: Daniel Woodard, McDermott Will & Emery LLP